Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CORPORACION AMERICA AIRPORTS S.A. MAY 20, 2020 IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS: The convening Notice and proxy card are available at: http://investors.corporacionamericaairports.com/Annual-Meeting MAIL: Please sign, date and mail your vote authorization form in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE LISTED PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. 00030333303000000100 1 052020 GO GREEN e-consent makes it easy to go paperless. With e-consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. The undersigned acknowledges receipt from the company before the execution of this proxy of the convening notice, the company's annual accounts and consolidated financial statements for the financial year ended December 31, 2019, the management report and independent auditor's report for the financial year ended December 31, 2019. 1. Approval of the company's consolidated financial statements, annual accounts and management report and acknowledgment of the independent auditor's report for the financial year ended December 31, 2019. 2. Allocation of results for the financial year ended December 31, 2019. 3. Discharge (quitus) of the members of the board of directors for the exercise of their mandate for the financial year ended December 31, 2019. 4. Approval, authorization and, to the extent necessary, ratification of the remuneration of the members of the board of directors. 5. Approval, authorization and, to the extent necessary, ratification of the board of directors' compensation policy setting out the compensation system for the current and future directors of the company. 6. Appointment of the independent auditor (cabinet de revision agree) for the financial year ending on December 31, 2020. FOR AGAINST ABSTAIN MARK "X" HERE IF YOU PLAN TO PARTIcIPATE AT THE MEETING. (Option available until 00:00 a.m. Luxembourg time on May 15, 2020)